

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2013

<u>Via E-mail</u>
Mr. John Amato
General Counsel
McMoRan Exploration Co.
1615 Poydras Street
New Orleans, Louisiana 70112

> **Re: McMoRan Exploration Co.**
> **Schedule 13E-3**
> **Filed December 28, 2012**
> **File No. 005-54951**

Dear Mr. Amato:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   As you know, we have also issued comments on the related registration statement on Form S-4 filed by Gulf Coast Ultra Deep Royalty Trust, portions of which you incorporate by reference in to the Schedule 13E-3. To the extent that any of those comments apply to the disclosure you incorporate by reference, disclosure required as a result of the requirements of Schedule 13E-3 or Rule 13e-3, or to the Schedule 13E-3 itself, please ensure that appropriate changes are made in each document, as applicable. This will eliminate the need for us to repeat similar comments.

2. Please explain why you have not included the Royalty Trust as a filing person on the Schedule 13E-3. We note that the Royalty Trust is a separate legal entity created by filer FCX to hold certain royalty assets, such as overriding royalty interests, on designated properties. In the proposed merger, MMR shareholders will receive cash and 1.15 units in the Royalty Trust for each MMR share they hold. The units are securities being registered on the Form S-4 and the Royalty Trust is a filer on that document.

3. Please advise us as to what consideration you gave to including PXP as a filing person on the Schedule 13E-3. In this regard, we note such entity's equity interest in MMR, the voting and support agreement signed by PXP in support of the transaction, and the related transactions between FCX and PXP which were negotiated and structured contemporaneously with this proposed acquisition of MMR.

4. Similarly, tell us what consideration you gave to including Messrs. Moffett, Adkerson, Flores and Wombwell as filing persons on the Schedule 13E-3. In this regard, we note that each such individual appears to be an affiliate of MMR, and we note the board of director and/or executive officer positions held by each such individual in MMR, FCX, and/or PXP before the merger transactions, and/or as a result of such transactions. In your response, include a chart or textual disclosure describing each individual's equity interest in or position with MMR, FCX, PXP or other filers on the Schedule 13E-3 before these transactions and how each will change as a result of these transactions. Please refer to Question 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations, available on our website. Please note that each filing person is required to comply with the filing, disclosure and dissemination requirements of Schedule 13E-3, including the fairness determination and recommendation requirements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay (Staff Accountant) at (202) 551-3812 or Jenifer Gallagher (Staff Accountant) at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey (Petroleum Engineer) at (202) 551-3704 with questions about engineering comments. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Laura Nicholson (Staff Attorney) at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Douglas N. Currault II
   Freeport-McMoRan Copper & Gold Inc.

   David E. Shapiro
   Wachtell, Lipton, Rosen, & Katz

   Michael J. Aiello
   Weil, Gotshal & Manges LLP